CODE OF ETHICS
THE BERKSHIRE FUNDS
December 12, 2020

     Rule 17j-1 under the Investment Company Act of 1940 (the "1940 Act") addresses conflicts of interest that arise from personal trading activities of investment company personnel. In particular, Rule 17j-1 prohibits fraudulent, deceptive or manipulative acts by such personnel in connection with their personal transactions in securities held or to be acquired by the investment company. The Rule also requires an investment company to adopt a code of ethics containing provisions reasonably necessary to prevent fraudulent, deceptive or manipulative acts and requires certain persons to report their personal securities transactions to the investment company.

     This Code of Ethics has been adopted by the Board of Trustees of The Berkshire Funds (the Company"). It is based on the principle that the trustees and officers of the Company owe a fiduciary duty to the Company's shareholders to conduct their affairs, including their personal securities transactions, in such a manner as to avoid (1) serving their own personal interests ahead of the shareholders, (2) taking advantage of their position, and (3) any actual or potential conflicts of interest.

I. Definitions.

As used in this Code of Ethics, the following terms shall have the following meanings: (a) "Access person" means (i) all the Fund’s trustees and officers, (ii) any employee, officer or director of the Adviser who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by the Fund, (iii) any employee officer or director of the Company’s principal underwriter who, in in the ordinary course of business, makes or participates in or obtains information regarding the purchase or sale of securities by the Fund, or whose function or duties in the ordinary course of business relate to the making of any recommendations regarding the purchase or sale of securities by the Fund, and iv) any natural person in a control relationship with the Company or the Adviser who obtains information concerning recommendations made to the Fund regarding the purchase or sale of securities by the Fund.

     (a) "Adviser" shall mean Berkshire Capital Holdings, Inc.

     (b) Automatic Investment Plan” shall mean a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

     (c) "Beneficial ownership" shall mean the direct or indirect pecuniary interest, through any contract, arrangement, understanding, relationship or otherwise, in any security. A pecuniary interest is the opportunity to directly or indirectly profit or otherwise obtain financial benefits from any interest in a security. It includes ownership or any benefits of ownership by a member of a person's immediate family (such as a spouse, minor children and adults living in such person's home) and trusts of which such person or an immediate family member of such person is a trustee or in which any such person has a beneficial interest.

     (d) "Disinterested trustee" shall mean a trustee of the Company who is not an "interested person" of the Company within the meaning of Section 2(a)(19) of the 1940 Act.

     (e) "Funds" shall mean the Berkshire Focus Fund.

     (f) "Security" shall have the same meaning set forth in Section 2(a)(36) of the 1940 Act, except that it shall not include shares of registered open-end investment companies, direct obligations of the U.S. Government, banker's acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements.

     (g) A "security held or to be acquired by the Funds" shall mean (1) any security which, within the most recent fifteen (15) days, is or has been held by the Funds or is being or has been considered by the Funds or the Adviser for purchase by the Funds, or (2) any option to purchase or sell, and any security convertible into or exchangeable for, any such security.

     (h) "Transaction" shall mean the purchase or sale, or any action to accomplish the purchase or sale, (including the writing of an option to purchase or sell securities) of a security

II. Prohibition on Certain Actions.

Officers and trustees of the Company shall not, in connection with security transaction, directly or indirectly, by such person of a security held or to be acquired by the Funds: (a) Employ any device, scheme or artifice to defraud the Funds; (b) Make any untrue statement of a material fact to the Company or to omit to state a material fact necessary in order to make the statements made to the Company, in light of the circumstances under which they are made, not misleading; (c) Engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Funds; or (d) Engage in any manipulative practice with respect to the Funds.

III. Code of Ethics of Adviser.

All trustees and officers of the Company who are also directors, officers or employees of the Adviser are subject to the Code of Ethics of the Adviser, which is incorporated by reference herein.

IV. Quarterly Reporting of Securities Transactions.

Each access person, other than a disinterested trustee, shall file with the Chief Compliance Officer no later than thirty (30) days after the end of each calendar quarter, all personal security transactions for that quarter. The form attached as "Exhibit A," Personal Securities Transaction Record, shall be used for this purpose. All such reports will be reviewed by the Chief Compliance Officer. A disinterested trustee shall be required to file such reports only with respect to transactions where such trustee knows, or in the course of fulfilling his or her duties should have known, that during the 15-day period immediately preceding or following the date of a transaction in a security by the trustee such security was purchased or sold by the Funds or the purchase or sale by the Funds is or was considered by the Funds or the Adviser.

V. Initial and Annual Reporting of Holdings.

Each access person, other than a disinterested trustee, shall file with the Chief Compliance Officer, no later than ten 10 days after he or she becomes a trustee or officer, an initial holdings report listing all securities beneficially owned by such person as of the date he or she became a trustee or officer. Such report must be current as of a date no more than forty-five (45) days before the trustee or officer becomes a trustee or officer. On an annual basis, each access person, other than a disinterested trustee, shall file with the Chief Compliance Officer a holdings report listing all securities beneficially owned by such person; such report must be current as of a date no more than forty-five (45) days before the report is submitted. Any such initial or annual report shall set forth the following information: (1) the title, number of shares and principal amount of each security in which the access person had any direct or indirect beneficial ownership; (2) the name of any broker, dealer or bank with whom the access person maintained an account in which any securities were held for the direct or indirect benefit of such trustee or officer; and (3) the date that the report is submitted. The form attached as "Exhibit B", Personal Securities Holdings Report, shall be used for this purpose.

 VI. Exceptions from Reporting Requirements.

An access person need not file reports:

      (a) Under Sections IV and V:

          (i) With respect to transactions effected for, and securities held in, any account over which the access person has no direct or indirect influence or control;

         (ii) If the access person is disinterested trustee and the requirements specified in Sections IV and VI are satisfied.

         (iii) If the access person is subject to the Adviser’s Code of Ethics under Section 204A-1 under the Investment Advisers Act of 1940 and the information in reports filed pursuant to the Code of Ethics would duplicate information required to be recorded under this Code of Ethics.

     (b) Under Sections IV only:

         (i) If a report under this Code of Ethics would duplicate information contained in broker trade confirmations or account statements received by the Chief Compliance Officer in the time period required by Section VI, if all of the information required by such Section is contained in the broker trade confirmations or account statements, or in the records of the Adviser; or (ii) With respect to a transaction effected pursuant to an Automatic Investment Plan.

VI. Restrictions on Trading.

     (a) Any transactions in a private placement or limited offering by an access person must be authorized by the Chief Compliance Officer, in writing, prior to the transaction. In connection with a private placement acquisition, the Chief Compliance Officer will take into account, among other factors, whether the investment opportunity should be reserved for a client, and whether the opportunity is being offered to the Access person by virtue of that person’s position with the Adviser. If the private placement acquisition is authorized, the Chief Compliance Officer shall retain a record of the authorization and the rationale supporting the authorization. Access persons who have been authorized to acquire securities in a private placement will, in connection therewith, be required to disclose that investment if and when they take part in any subsequent investment in the same issuer. In such circumstances, the determination to purchase securities of that issuer on behalf of a client will be subject to an independent review by personnel of the Adviser with no personal interest in the issuer.

     (b) Access persons are prohibited from acquiring any security in an initial public offering without the prior written approval of the Chief Compliance Officer.

VII. Disclaimer of Beneficial Ownership.

An access person may include in any report required under Sections IV or V, a disclaimer as to the beneficial ownership in any securities covered by the report.

VIII. Sanctions.

If any access person violates any provisions set forth in this Code of Ethics, the Chairman of the Company shall impose such sanctions as he deems appropriate including, but not limited to, a letter of censure or termination of employment, censure, fines, freezing of one’s personal account or securities in that account for a specified time frame.

IX. Reporting to Board of Trustees.

At least once each year, the Company, the Adviser and the principal underwriter shall provide the Board of Trustees with a written report that (1) describes issues that arose during the previous year under this Code of Ethics including, but not limited to, information about material violations and sanctions imposed in response to those material violations, and (2) certifies to the Board of Trustees that the Company, the Adviser and the principal underwriter have adopted procedures reasonably necessary to prevent its access persons from violating this Code of Ethics.

X. Applicability to the Company’s Principal Underwriter.

The Company’s principal underwriter is not subject to this Code of Ethics unless: (a) The principal underwriter is an affiliated person of the Company or the Adviser; or (b) An officer, director or general partner of the principal underwriter serves as an officer, director or general partner of the Fund or of the Fund's investment adviser.

XI. Notification of Reporting Obligation.

The Chief Compliance Officer shall identify all persons who are required to make the reports required under Sections IV and V and shall inform those persons of their reporting obligation. All reports will be reviewed by the Chief Compliance Officer upon receipt.

XII. Retention of Records.

The Company shall maintain the following records, for the time periods and in the manner set forth below, at its principal place of business: (a) A copy of this Code of Ethics, and each code of ethics previously in effect for the Company at any time within the past five years, must be maintained in an easily accessible place.

     (b) A record of any violation of the Company's code of ethics, and any action taken as a result of the violation, must be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs.

     (c) A copy of each report required to be made by an access person pursuant to this Code of Ethics must be maintained for at least five years after the end of the fiscal year in which the report is made, the first two years in an easily accessible place.

     (d) A record of all persons, currently or within the past five years, who are or were required to make reports under Sections IV and V, or who are or were responsible for reviewing these reports, must be maintained in an easily accessible place.

     (e) A copy of each report required to be made by the Chief Compliance Officer of the Company to the Board of Trustees pursuant to Section VIII must be maintained for at least five years after the end of the fiscal year in which the report is made, the first two years in an easily accessible place.

EXHIBIT A
Personal Securities Transaction Report

Name (please print)

Quarter Ending

INSTRUCTIONS: Record all applicable security transactions which are not specifically excepted by the Code of Ethics. This form must be returned within 30 calendar days after the close of each quarter.

☐ I have executed no securities transactions during the quarter.

☐ The following is a complete list of my securities transactions:

Purchase/Sale	Number of Shares	Broker Date	Other	Principal Amount	Title of Security	Price	Dealer

*Provide interest rate, maturity date, ticker symbol or CUSIP, if applicable

Please disclose below any securities account over which you have a beneficial interest and which was established during the quarter covered by this report.

☐ I have not established a securities account during the quarter.

☐ The following is a complete list of securities accounts opened during the quarter

Account Registration	Broker/Dealer/Bank	Account No.	Date Established

I acknowledge that the transactions listed above comprise all transactions executed in accounts in which I have a beneficial interest.

Approved

Signature of Access Person

Date of Filing

Date Approved

EXHIBIT B
Initial and Annual Securities Holdings Report

This information is current as of _______________ (must be current as of a date no more than 45 days before becoming an access person (Initial Report) or date no more than 45 days before the report is submitted (Annual Report). Please list all Securities in which you have a beneficial interest, as defined in the Code of Ethics.

Security (name, type and CUSIP/ticker symbol)	Number of Shares and Principal Amount	Date Acquired

Please list all brokers, dealers and banks that maintain a brokerage account in which you have a beneficial interest, as defined in the Code of Ethics.

Name of Broker, Dealer or Bank	Account Name

     I certify that I have read and understand the Code of Ethics and recognize that I am subject to it. I certify that this is a complete list of all Securities in which I have a beneficial interest, and that I have complied with the requirements of the Code of Ethics including disclosure of all securities transactions for which the Code of Ethics requires disclosure.

Printed Name: _______________________	Signature: ________________________
Date: ____________________________